Exhibit 99.1

Weibo Reports Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

BEIJING, China – March 1, 2023 – Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

“We navigated through the challenging 2022 with solid operating efficiency,” said Gaofei Wang, CEO of Weibo. “Our community remained healthy and engaged, mainly attributable to the optimization of social product and effective channel investment. On monetization, our advertising business has exhibited recovery trend in the second half of 2022, although macro challenges continuously weighed on the overall advertising demand. We are pleased to see the operating efficiency that we achieved throughout this year, with non-GAAP operating margin reaching 33% for 2022. As we entered into 2023, we will embrace the broad recovery of the advertising business post China’s reopening and drive value for our advertisers through our ecosystem based integrated marketing solution. We will continue to focus on enhancing operating efficiency, aiming to sustain our long-term competitiveness in the market.”

Fourth Quarter 2022 Highlights

•	Net revenues were $448.0 million, a decrease of 27% year-over-year or a decrease of 20% year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were $390.5 million, a decrease of 29% year-over-year.

•	Value-added service (“VAS”) revenues were $57.5 million, a decrease of 12% year-over-year.

•	Income from operations was $160.5 million, representing an operating margin of 36%.

•	Net income attributable to Weibo’s shareholders was $141.9 million and diluted net income per share was $0.60.

•	Non-GAAP income from operations was $152.0 million, representing a non-GAAP operating margin of 34%.

•	Non-GAAP net income attributable to Weibo’s shareholders was $178.5 million and non-GAAP diluted net income per share was $0.75.

•	Monthly active users ("MAUs") were 586 million in December 2022, a net addition of approximately 13 million users on year-over-year basis. Mobile MAUs represented 95% of MAUs.

•	Average daily active users ("DAUs") were 252 million in December 2022, a net addition of approximately 3 million users on year-over-year basis.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the fourth quarter of 2022 had been the same as it was in the fourth quarter of 2021, or RMB 6.39=US$1.00.

Fiscal Year 2022 Highlights

•	Net revenues were $1.84 billion, a decrease of 19% year-over-year or a decrease of 15% year-over-year on a constant currency basis [2].

•	Advertising and marketing revenues were $1.60 billion, a decrease of 19% year-over-year.

•	VAS revenues were $239.7 million, a decrease of 13% year-over-year.

•	Income from operations was $480.5 million, representing an operating margin of 26%.

•	Net income attributable to Weibo’s shareholders was $85.6 million and diluted net income per share was $0.36.

•	Non-GAAP income from operations was $601.1 million, representing a non-GAAP operating margin of 33%.

•	Non-GAAP net income attributable to Weibo’s shareholders was $540.1 million and non-GAAP diluted net income per share was $2.27.

[2] On a constant currency (non-GAAP) basis, we assume that the average exchange rate of 2022 had been the same as 2021, or RMB 6.45=US$1.00.

Fourth Quarter 2022 Financial Results

For the fourth quarter of 2022, Weibo’s total net revenues were $448.0 million, a decrease of 27% compared to $616.3 million for the same period last year.

Advertising and marketing revenues for the fourth quarter of 2022 were $390.5 million, a decrease of 29% compared to $550.8 million for the same period last year. Advertising and marketing revenues excluding ad revenues from Alibaba were $348.3 million, a decrease of 31% compared to $505.3 million for the same period last year, primarily due to disruptions on the Company and its advertisers from COVID-19 control measures and infections in major areas of China during this quarter.

VAS revenues for the fourth quarter of 2022 were $57.5 million, a decrease of 12% year-over-year compared to $65.5 million for the same period last year. The decrease was mainly due to less revenue contribution from membership service and live streaming business.

Costs and expenses for the fourth quarter of 2022 totaled $287.5 million, a decrease of 34% compared to $433.8 million for the same period last year. The decrease was primarily due to the reverse of approximately $58.8 million previously accrued compensation expenses based on a contingent payment arrangement between the Company and the founder of Shanghai Jiamian Information Technology Co., Ltd. (“JM Tech”), an entity consolidated into the Company since the fourth quarter of 2020, as the performance condition of JM Tech defined in the contingent payment arrangement was not met. The decrease of costs and expenses are also broad-based across all items, mainly attributable to the solid execution of the disciplined spending strategy for the Company to further improve its operating efficiency.

Income from operations for the fourth quarter of 2022 was $160.5 million, compared to $182.5 million for the same period last year. Operating margin was 36%, compared to 30% last year. Non-GAAP income from operations was $152.0 million, compared to $219.8 million for the same period last year. Non-GAAP operating margin was 34%, compared to 36% last year.

Non-operating loss for the fourth quarter of 2022 was $21.1 million, compared to a loss of $36.8 million for the same period last year. Non-operating loss for the fourth quarter of 2022 mainly included (i) a $31.5 million investment related impairment, which is excluded under non-GAAP measure; (ii) a $30.3 million net gain from fair value change of investments, which is excluded under non-GAAP measures; and (iii) a $17.5 million net interest and other loss.

Income tax benefits were $18.7 million, compared to income tax expense of $45.6 million for the same period last year. The income tax benefits were primarily due to (i) the reversal of tax liabilities recognized related to uncertain tax positions; and (ii) lower taxable income in the fourth quarter of 2022 compared to the same period last year.

Net income attributable to Weibo’s shareholders for the fourth quarter of 2022 was $141.9 million, compared to $115.7 million for the same period last year. Diluted net income per share attributable to Weibo’s shareholders for the fourth quarter of 2022 was $0.60, compared to $0.50 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the fourth quarter of 2022 was $178.5 million, compared to $195.5 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the fourth quarter of 2022 was $0.75, compared to $0.83 for the same period last year.

As of December 31, 2022, Weibo’s cash, cash equivalents and short-term investments totaled $3.17 billion. For the fourth quarter of 2022, cash provided by operating activities was $158.7 million, capital expenditures totaled $15.3 million, and depreciation and amortization expenses amounted to $12.4 million.

Fiscal Year 2022 Financial Results

For fiscal year 2022, Weibo’s total net revenues were $1.84 billion, a decrease of 19% compared to $2.26 billion in 2021.

Advertising and marketing revenues for 2022 were $1.60 billion, a decrease of 19% compared to $1.98 billion in 2021. Advertising and marketing revenues excluding ad revenues from Alibaba were $1.49 billion, a decrease of 19% compared to $1.84 billion for 2021. The decrease was mainly resulted from disruptions from Covid-19 and macro weakness which largely impacted on advertising demands.

VAS revenues for 2022 were $239.7 million, a decrease of 13% compared to $276.3 million for 2021. The decrease was primarily due to less revenue contribution from membership service and live streaming business.

Costs and expenses for 2022 totaled $1.36 billion, compared to $1.56 billion for 2021. The decrease was primarily due to (i) the decrease of sales and marketing expenses as we executed a disciplined channel strategy; (ii) the reverse of approximately $58.8 million previously accrued compensation expenses based on a contingent payment arrangement entered between the Company and the founder of JM Tech, an entity consolidated into the Company since the fourth quarter of 2020, as the performance condition of JM Tech defined in the contingent payment arrangement was not met; and (iii) a broad-based decrease of costs and expenses as we implemented our efficiency initiatives.

Income from operations for 2022 was $480.5 million, compared to $697.4 million for 2021. Operating margin for 2022 was 26%, compared to 31% last year. Non-GAAP income from operations was $601.1 million, compared to $829.2 million for 2021. Non-GAAP operating margin was 33%, compared to 37% last year.

Non-operating loss for 2022 was $352.4 million, compared to a loss of $146.7 million for 2021. Non-operating loss in 2022 mainly included (i) a $243.6 million net loss from fair value change of investments, which is excluded under non-GAAP measures; and (ii) a $67.2 million investment related impairment, which is excluded under non-GAAP measures; and (iii) a $39.3 million net interest and other loss.

Income tax expenses for 2022 were $30.3 million, compared to $138.8 million for 2021. The decrease in income tax expense was primarily resulted from (i) lower taxable income in 2022 versus 2021; and (ii) the reversal of tax liabilities recognized in 2021 related to uncertain tax positions.

Net income attributable to Weibo’s shareholders for 2022 was $85.6 million, compared to $428.3 million for 2021. Diluted net income per share attributable to Weibo’s shareholders for 2022 was $0.36, compared to $1.86 for 2021. Non-GAAP net income attributable to Weibo’s shareholders for 2022 was $540.1 million, compared to $718.5 million for 2021. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for 2022 was $2.27, compared to $3.08 for 2021.

For fiscal year 2022, cash provided by operating activities was $564.1 million, capital expenditures totaled $43.1 million, and depreciation and amortization expenses amounted to $54.7 million.

Recent Development

The Company is pleased to announce that it has been selected and will be included in the Hang Seng TECH Index as a constituent stock, effective March 13, 2023, according to the announcement made by the Hang Seng Indexes Company Limited on February 24, 2023. The Hang Seng TECH Index represents the 30 largest technology companies listed in Hong Kong that have high business exposure to technology themes and pass the index’s screening criteria.

Conference Call

Weibo's management team will host a conference call from 6:00 AM to 7:00 AM Eastern Time on March 1, 2023 (or 7:00 PM – 8:00 PM Beijing Time on March 1, 2023) to present an overview of the Company’s financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial in and instruction will be in the confirmation email upon registering.

Participants Registration Link: https://register.vevent.com/register/BI398de9fb0d9b4e87879cd38e98d6a336

Additionally, a live and archived webcast of this conference call will be available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA.

These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, non-cash compensation cost to non-controlling interest shareholders, impairment of intangible assets, investment related income/losses, net, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization and impairment of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of issuance cost of convertible debt, unsecured senior notes and long-term loan. Adjusted EBITDA excludes interest income, net, income tax expenses (benefits), and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in quotations from management in this press release). Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2022	2021	2022	2022	2021
Net revenues:
Advertising and marketing	$390,544	$550,826	$393,426	$1,596,650	$1,980,795
Value-added services	57,454	65,461	60,134	239,682	276,288
Net revenues	447,998	616,287	453,560	1,836,332	2,257,083

Costs and expenses:
Cost of revenues (1)	106,087	128,545	94,383	400,585	403,841
Sales and marketing (1)	122,665	152,475	113,619	477,107	591,682
Product development (1)	99,328	113,867	97,025	415,190	430,673
General and administrative (1)	(40,552)	38,878	25,322	52,806	133,475
Impairment of intangible assets	-	-	-	10,176	-
Total costs and expenses	287,528	433,765	330,349	1,355,864	1,559,671
Income from operations	160,470	182,522	123,211	480,468	697,412

Non-operating loss:
Investment related losses, net	(3,582)	(41,976)	(105,901)	(313,109)	(176,344)
Interest and other income (loss), net	(17,508)	5,161	(14,460)	(39,273)	29,650
	(21,090)	(36,815)	(120,361)	(352,382)	(146,694)

Income before income tax expenses	139,380	145,707	2,850	128,086	550,718
Income tax benefits (expenses)	18,701	(45,581)	(19,760)	(30,277)	(138,841)

Net income (loss)	158,081	100,126	(16,910)	97,809	411,877
Less: Net income (loss) attributable to non-controlling interests	16,165	(15,607)	227	12,254	(16,442)
Net income (loss) attributable to Weibo's shareholders	$141,916	$115,733	$(17,137)	$85,555	$428,319

Basic net income (loss) per share attributable to Weibo's shareholders	$0.61	$0.50	$(0.07)	$0.36	$1.87
Diluted net income (loss) per share attributable to Weibo's shareholders	$0.60	$0.50	$(0.07)	$0.36	$1.86

Shares used in computing basic net income (loss) per share attributable to Weibo's shareholders	234,040	230,679	235,894	235,164	228,814
Shares used in computing diluted net income (loss) per share attributable to Weibo's shareholders	238,887	231,506	235,894	236,407	230,206

(1) Stock-based compensation in each category:
Cost of revenues	$1,820	$2,422	$2,544	$9,417	$8,112
Sales and marketing	3,686	5,043	5,107	18,910	15,292
Product development	10,774	14,362	14,424	55,294	43,622
General and administrative	7,097	4,911	7,749	28,092	20,970

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$2,690,768	$2,423,703
Short-term investments	480,428	711,062
Accounts receivable, net	502,443	723,089
Prepaid expenses and other current assets	391,502	450,726
Amount due from SINA(1)	487,117	494,200
Current assets subtotal	4,552,258	4,802,780

Property and equipment, net	249,553	68,396
Goodwill and intangible assets, net	245,223	297,335
Long-term investments	993,630	1,207,651
Other non-current assets	1,088,790	1,143,360
Total assets	$7,129,454	$7,519,522

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$161,029	$197,643
Accrued expenses and other current liabilities	923,678	828,952
Deferred revenues	79,949	91,136
Income tax payable	55,282	144,747
Convertible debt	-	896,541
Current liabilities subtotal	1,219,938	2,159,019

Long-term liabilities:
Unsecured senior notes	1,540,717	1,538,415
Long-term loans	880,855	-
Other long-term liabilities	97,404	134,068
Total liabilities	3,738,914	3,831,502

Redeemable non-controlling interests	45,795	66,622

Shareholders’ equity :
Weibo shareholders’ equity	3,330,250	3,593,821
Non-controlling interests	14,495	27,577
Total shareholders’ equity	3,344,745	3,621,398
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$7,129,454	$7,519,522

(1)	Included short-term loans to and interest receivable from SINA of $420.4 million as of December 31, 2022 and $479.6 million as of December 31, 2021.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2022	2021	2022	2022	2021
Income from operations	$160,470	$182,522	$123,211	$480,468	$697,412
Add: Stock-based compensation	23,377	26,738	29,824	111,713	87,996
Amortization of intangible assets resulting from business acquisitions	4,367	5,716	4,381	19,394	20,589
Accrual (reversal) of non-cash compensation cost to non-controlling interest shareholders	(36,225)	4,826	4,689	(20,638)	23,246
Impairment of intangible assets	-	-	-	10,176	-
Non-GAAP income from operations	$151,989	$219,802	$162,105	$601,113	$829,243

Net income (loss) attributable to Weibo's shareholders	$141,916	$115,733	$(17,137)	$85,555	$428,319
Add: Stock-based compensation	23,377	26,738	29,824	111,713	87,996
Amortization of intangible assets resulting from business acquisitions	4,367	5,716	4,381	19,394	20,589
Accrual (reversal) of non-cash compensation cost to non-controlling interest shareholders	(36,225)	4,826	4,689	(20,638)	23,246
Impairment of intangible assets	-	-	-	10,176	-
Investment related losses, net(1)	3,582	41,976	105,901	313,109	176,344
Non-GAAP to GAAP reconciling items on the share of equity method investments	24,662	4,343	(3,503)	27,076	(6,538)
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	15,005	(16,844)	(154)	9,942	(16,916)
Tax effects on non-GAAP adjustments(2)	394	11,405	(6,605)	(22,523)	(951)
Amortization of issuance cost of convertible debt, unsecured senior notes and long-term loans	1,440	1,611	1,611	6,273	6,445
Non-GAAP net income attributable to Weibo's shareholders	$178,518	$195,504	$119,007	$540,077	$718,534

Non-GAAP diluted net income per share attributable to Weibo's shareholders	$0.75 *	$0.83 *	$0.50 *	$2.27 *	$3.08 *

Shares used in computing GAAP diluted net income (loss) per share attributable to Weibo's shareholders	238,887	231,506	235,894	236,407	230,206
Add: The number of shares for dilution resulted from convertible debt(3)	-	6,753	6,753	5,909	6,753
The number of shares for dilution resulted from unvested restricted share units(3)	-	-	1,550	-	-
Shares used in computing non-GAAP diluted net income per share attributable to Weibo's shareholders	238,887	238,259	244,197	242,316	236,959

Adjusted EBITDA:
Net income (loss) attributable to Weibo's shareholders	$141,916	$115,733	$(17,137)	$85,555	$428,319
Non-GAAP adjustments	36,602	79,771	136,144	454,522	290,215
Non-GAAP net income attributable to Weibo's shareholders	178,518	195,504	119,007	540,077	718,534
Interest income, net	(11,784)	(4,231)	(8,896)	(40,109)	(12,719)
Income tax (benefits) expenses	(19,095)	34,176	26,365	52,800	139,792
Depreciation expenses	7,626	8,593	8,268	33,240	32,847
Adjusted EBITDA	$155,265	$234,042	$144,744	$586,008	$878,454

(1)	To adjust impairment on, gain/loss on sale of, fair value change of investments and others.

(2)	To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization and impairment of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.

(3)	To adjust the number of shares for dilution resulted from convertible debt and unvested restricted share units which were anti-dilutive under GAAP measures.

*	Net income attributable to Weibo’s shareholders is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2022	2021	2022	2022	2021
Net revenues
Advertising and marketing
Non-Ali advertisers	$348,271	$505,333	$378,378	$1,489,676	$1,841,234
Alibaba - as an advertiser	42,273	45,493	15,048	106,974	139,561
Subtotal	390,544	550,826	393,426	1,596,650	1,980,795

Value-added services	57,454	65,461	60,134	239,682	276,288
	$447,998	$616,287	$453,560	$1,836,332	$2,257,083